Exhibit 6

                                                                AMERICAN
                                                            ECO CORPORATION
          NEWS RELEASE


                    AMERICAN ECO TO SELL PARTIAL INTEREST IN USIS

          - COMPANY TO SELL NOTES AND RETAIN ONE MILLION USIS COMMON SHARES -

          HOUSTON, July 15, 1998 - The Board of Directors of AMERICAN ECO CORPORATION (NASDAQ: ECGOF, TSE: ECX), following a meeting held yesterday, announced that it has signed an agreement in principal to sell the Notes it holds in U.S. Industrial Services Inc.
          (USIS) at face value of US$17.2 million, US$5 million to be paid on closing with the balance to be paid in cash on January 29, 1999. The sale to an investment group headed by Albert V. Furman III, the Director and Chairman of the Investment Committee of Texas Heritage Bancorp., is expected to close on or before July 30, 1998.

          In addition, as part of the above transaction, American Eco intends to exercise its option to convert the remaining US$1.0 million of the Note and accrued interest that American Eco holds in USIS into 1.0 million common shares of USIS.

          USIS (NASDAQ: USIS) is the new name of EIF Holdings, Inc. after a 1-for-10 share consolidation. American Eco originally held the Notes in EIF Holdings, Inc. since February 1996. USIS, with annualized revenues at appropriately US$65.0 million, has achieved a significant profit turnaround over the past 12 months.

          AMERICAN ECO is a leading North American provider of single-source industrial support and specialty fabrication services in the energy, pulp & paper, and power generating industries.


          Except for the historical information in this press release, the press release includes forward looking statements that involve risks and uncertainties including, but not limited to quarterly fluctuations in results, the management of growth, competition and other risks detailed in the Company's Securities and Exchange Commission filings. Actual results may differ materially from such information set forth herein.

                                         ###

          For additional information, contact
          Bruce Tobecksen           Cindy Jackson          Sylvia Dresner
          Senior Vice President     Director of Investor   Senior Vice
           & CFO                     Relations              President, VMW Inc.
          Houston, Texas            Houston, Texas         New York, New York
          (888) 774-3246            (888) 774-8246         (212) 605-3140
          www.americaneco.com       cindy@americaneco.com  VMWeiner@aol.com